EXHIBIT 12.1

Indalex Holdings Finance, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Predecessor 1					Predecessor 2	Predecessor 1	Predecessor 2		Successor
					Fiscal Year Ended		Nine Months Ended		Nine Months Ended
					December 31, 2005		October 2, 2005		October 1, 2006
	Fiscal Year Ended				Period from January 1, 2005 to	Period from April 1, 2005 to	Period from January 1, 2005 to	Period from April 1, 2005 to	Period from January 1, 2006 to	Period from February 2, 2006 to
	December 30,	December 29,	December 31,	December 31,	March 31,	December 31,	March 31,	October 2,	February 1.	October 1,
	2001	2002	2003	2004	2005	2005	2005	2005	2006	2006
Earnings:
Pre-tax income (loss) from continuing operations	$(69,266)	$22,014	$22,049	$37,443	$10,372	$15,612	$10,372	$4,454	$2,467	$(18,079)

Less AAG equity income	$—	$(6,005)	$(7,869)	$(14,807)	$(1,557)	$(9,380)	$(1,557)	$(4,345)	$(643)	$(5,236)

Plus AAG dividend	$—	$—	$3,152	$—	$4,602	$—	$4,602	$—	$—	$4,891

Fixed charges (from below)	$23,842	$12,249	$10,860	$10,918	$1,758	$5,599	$1,758	$3,744	$209	$28,894

Earnings available for fixed charges	$(45,424)	$28,258	$28,192	$33,554	$15,175	$11,831	$15,175	$3,853	$2,033	$10,470

Fixed charges:
Interest expense (including debt issuance costs amortized to interest expense)	$22,209	$10,400	$8,659	$8,587	$1,208	$3,901	$1,208	$2,537	$24	$27,542
Capitalized interest	$—	$—	$—	$—	$—	$—	—	—	$—	$—
Interest component of rent expense	$1,633	$1,849	$2,201	$2,331	$550	$1,698	$550	$1,207	$185	$1,352

Total fixed charges	$23,842	$12,249	$10,860	$10,918	$1,758	$5,599	$1,758	$3,744	$209	$28,894

Ratio of earnings to fixed charges	-1.91	2.31	2.60	3.07	8.63	2.11	8.63	1.03	9.74	0.36

Fixed charges include interest expense (including amortization of deferred financing costs) and an estimate of operating rental interest expense, approximately 30%, which management believes is representative of the interest component. Earnings before fixed charges were inadequate to cover fixed charges by $69,266 in 2001 and by $18,424 in the period from February 2, 2006 to October 1, 2006.